Exhibit 99.1

Burcon Granted Second U.S. CLARISOY Patent

Vancouver, British Columbia, April 4, 2013— Burcon NutraScience Corporation (TSX :BU, NASDAQ:BUR), a leader in functional, renewable plant proteins, has been awarded U.S. patent No. 8,404,299 for a patent covering a process for the production of CLARISOY™ soy protein that is soluble in an acidic medium, and produces transparent, heat stable solutions suitable for protein fortification of sports drinks and other beverages.

This marks the second U.S. CLARISOY patent awarded to Burcon in the last two months. The previously announced notice of allowance has also now officially granted as U.S. Patent No. 8,389,040.

“We are encouraged to have a second U.S. patent grant so soon after obtaining our first,” said Johann F. Tergesen, Burcon’s president and COO. “Our patent strategy is being rewarded with positive results, strengthening our already broad intellectual property portfolio. CLARISOY soy protein is the world’s only plant-based protein capable of offering both clarity and high-quality protein nutrition in low pH beverages, like sports drinks and juices. CLARISOY’s unique functional and nutritional attributes are what drive its strong commercial value.”

Burcon’s patent portfolio now consists of 224 issued patents in various countries, including 38 in the U.S., as well as more than 400 active patent applications, including 81 additional U.S. patent applications.

About CLARISOY Soy Protein

CLARISOY soy protein is the world’s only vegetable-based protein capable of offering both clarity and high-quality protein nutrition in low pH beverage systems.

CLARISOY is currently under license to ADM, which offers a range of products for both low and neutral pH applications, allowing food and beverage companies to easily include up to 10 grams of CLARISOY per 500mL serving.

CLARISOY 100 is a premier vegetable-based protein that offers both clarity and high-quality protein nutrition for beverages with a pH of less than 4. Extremely heat stable, CLARISOY 100 requires no homogenization or stabilizers in low pH beverages.

CLARISOY 150 is a revolutionary soy protein for neutral pH beverages and low pH beverages with cloud systems. The clean flavor and smooth mouth-feel makes CLARISOY 150 a formulator’s ideal protein ingredient.

For more information about CLARISOY, visit www.clarisoy.com

About Burcon NutraScience Corporation
Burcon NutraScience is a leader in nutrition, health and wellness in the field of functional plant proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon has developed: CLARISOY™ soy protein - now licensed to Archer Daniels Midland Company - which offers clarity and high-quality protein nutrition for low pH beverage systems and exceptionally clean flavor at any pH; Peazazz™ a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein™ are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896
(888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca

Investor Relations Contact:
John MacLennan
Managing Director
Tel (416) 644.8688
john@liolios.com